Exhibit 12

MASCOTECH, INC.
Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends
(Dollars in thousands)


                                6 Months
                                  Ended
                                June 30,            For The Years Ended December 31
                                  1998      1997      1996      1995       1994      1993

Earnings (Loss) Before Income
  Taxes and Fixed Charges:

  Income (loss) from continuing
    operations before income
    taxes (credit),
    extraordinary item and
    cumulative effect of
    accounting change, net..... $ 85,620  $190,290  $ 77,220  $100,280  $(264,490) $121,180

  Deduct equity in
    undistributed earnings
    of less-than-fifty-
    percent owned companies....   (3,370)  (46,030)  (31,650)  (29,590)   (23,350)  (19,930)
  Add interest on
    indebtedness, net..........   39,500    36,650    30,350    51,500     51,290    83,000
  Add amortization of debt
    expense....................    1,690       900     1,490     1,670      3,450     4,390
  Estimated interest factor
    for rentals................    2,090     2,100     6,350     7,070      6,220     5,550
  Earnings (loss) before income
    taxes and fixed charges.... $125,530  $183,910  $ 83,760  $130,930  $(226,880) $194,190

Fixed Charges:

  Interest on indebtedness,
    net........................ $ 39,540  $ 36,770  $ 30,590  $ 51,690  $  51,540  $ 83,110
  Amortization of debt
    expense....................    1,690       900     1,490     1,670      3,450     4,390
  Estimated interest factor
    for rentals................    2,090     2,100     6,350     7,070      6,220     5,550

      Total fixed charges......   43,320    39,770    38,430    60,430     61,210    93,050

  Preferred stock dividend
    requirement (a)............    ---      10,300    21,570    21,970     14,630    25,860

  Combined fixed charges and
    preferred stock dividends.. $ 43,320  $ 50,070  $ 60,000  $ 82,400  $  75,840  $118,910

Ratio of earnings to
  fixed charges................   2.9       4.6       2.2       2.2         -- (b)   2.1

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends..............   2.9       3.7       1.4       1.6         -- (c)   1.6


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  (a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.
  (b) 1994 results of operations are inadequate to cover fixed charges by $288,090.
  (c) 1994 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $302,720.